STOCK PURCHASE AGREEMENT

by and among

GETTING YOU THERE, LLC

a New Jersey limited liability company,

as Selling Shareholder,

and

Broad Street Ventures, LLC,

a Colorado corporation

as Purchaser

Dated as of July 7, 2008

Section	1.	Defined Terms	2
	1.1	Definitions	2

Section	2.	Sale and Purchase of Stock	6
	2.1	Purchase of Stock	6
	2.2	Purchase Price	7
	2.3	Transfer Taxes	7

Section	3.	Closing	7
	3.1	Date of Time of Closing	7
	3.2	Actions to be Taken by the Selling Shareholder at the Closing	7
	3.3	Actions to be Taken by the Purchasers at the Closing	7

Section	4.	Representations and Warranties of Selling Shareholder	8
	4.1	Existence, Corporate Power and Authorization of Selling Shareholder	8
	4.2	Title to Purchased Stock	8
	4.3	No Conflicts	8
	4.4	Consents	9
	4.5	Proceedings	9
	4.6	Brokers	9
	4.7	Representations and Warranties	9

Section	5.	Representations and Warranties of the Purchasers	9
	5.1	Existence, Corporate Power and Authorization of Selling Shareholder	9
	5.2	Acquisition for Investment	10
	5.3	Acquisition for Investment	10

Section	6.	Covenants	10
	6.1	Further Assurances	10
	6.2	Access to Records After Closing	10
	6.3	Tax Matters	10

Section	7.	Miscellaneous Provisions	11
	7.1	Expenses	11
	7.2	Governing Law	11
	7.3	Venue, Jurisdiction and Forum	11
	7.4	Notices	11
	7.5	Table of Contents and Headings	12
	7.6	Benefit of Parties; Assignment	12
	7.7	Representation by Counsel	12
	7.8	Severability	13
	7.9	Entire Agreement	13
	7.10	Waiver	13
	7.11	Amendments	13
	7.12	Counterparts and Facsimiles	13
	7.13	Waiver of Jury Trial	13
	7.14	Remedies Cumulative; Specific Performance	13
	7.15	Interpretation of Agreement	14

i

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of July 7, 2008(the “Closing Date”), by and between Broad Street Ventures, LLC, a Colorado corporation (the “Purchaser”), and Getting You There, LLC, a New Jersey limited liability company, as selling shareholder (the “Selling Shareholder”).

RECITALS

A. The Selling Shareholder owns 100,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Grace 2, Inc., a Delaware corporation (the “Company”), which represents all of the issued and outstanding shares of capital stock of the Company.

B. The Selling Shareholder wishes to sell 96,000 shares of common stock (the “Purchased Stock”).

C. The Purchaser wishes to acquire the Purchased Stock from the Selling Shareholder on the terms set forth in this Agreement.

D. The Purchased Stock represents 96% of the equity interests of the Company on a fully-diluted basis.

AGREEMENT

In consideration of the covenants and agreements contained herein and the other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchaser, and the Selling Shareholder agree as follows:

Section 1. Defined Terms.

1.1 Definitions. For purposes of this Agreement, the following terms have the meanings ascribed to them in this Section 1.1:

“Business Day” means any day other than a Saturday, Sunday or a day in which banks in New York, New York are not open for business.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” shall have the meaning set forth in the recitals.

“Contemplated Transactions” means the transactions contemplated by this Agreement.

“Contract” means any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, lease, commitment, covenant, assurance or undertaking of any nature.

“Damages” means any loss, damage (including consequential damages, indirect damages, punitive damages and special damages), injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fire, penalty, Tax, fee (including any legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any cost of investigation or expense of any nature).

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“Financial Statements” mean (i) the audited balance sheet of the Company dated May 31, 2007 and the related audited statement of operations, stockholders’ equity and cash flows of the Company for the period from October 27, 2005 (inception) to February 29, 2008, including the notes thereto.

“GAAP” means United States generally accepted accounting principles in effect as of the Closing Date, consistently applied.

“Governmental Body” means any nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; any federal, state, local, municipal, foreign or other government; any governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); any multi-national organization or body; or and individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Income Tax” means any federal, state or local Tax determined with respect to the net income (taking into account capital gains) of the taxpayer.

“Indebtedness” of any Persons means, without duplication, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business of such Person which are not more than 30 days past due), (b) all indebtedness of such Person evidenced by a note, bond, debenture or similar instrument, (c) the principal amount of all obligations under or in respect of capitalized leases, (d) the then drawable stated amount of all letters of credit issued for the account of such Person and, without duplication, all unreimbursed amounts drawn thereunder, (e) all contingent obligations of such Person to the extent constituting a Liability under GAAP, (f) all payment obligations of such Person under any interest rate protection agreements and similar agreements to the extent constituting a Liability under GAAP, and (g) guaranties of any of the foregoing.

“Intellectual Property” means any intellectual or industrial property and other proprietary rights that may exist or be created under the laws of any jurisdiction throughout the world, and any applications for registration and registrations of the foregoing property and the foregoing rights (whether pending, existing, abandoned or expired), including, without limitation:

(a) all registered or unregistered trademarks, service marks, trade names and general intangibles of a similar nature (including corporate names, logos, trade dress, slogans, and product names), and the goodwill associated therewith, and all rights in Internet web sites, Internet domain names, uniform resource locators, and keywords and purchased search terms;

(b) all patents and patent applications (including originals, divisions, continuations, continuations-in-part, re-examinations, extensions or reissues thereof), and all inventions and discoveries that may be patentable;

(c) all registered and unregistered copyrights in both published and unpublished works and all sui generis rights in data and databases, and all moral rights therein; and

(d) all information that derives economic value from not being generally known to other Persons, and any other information that is proprietary or confidential to the Company or its subsidiaries, including, without limitation, know-how, ideas, processes, documentation, information, data, customer lists, software (in both object code and source code form), data, process technology, plans, drawings, designs, and specifications (collectively, “Proprietary Information”).

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, whether or not the same is required to be accrued on the financial statements of such Person.

“Material Adverse Change” means any event, change, development or occurrence that, either individually or in the aggregate with all other such events, changes, developments or occurrences, has a material adverse effect on the condition (financial or otherwise), operations, business, properties, liabilities or assets of the Company, other than any event, change, development or occurrence relating to (a) the economy or financial markets in general, (b) a declaration of war or acts of terrorism, (c) changes in general in the industries in which the Company operates or (d) changes in applicable law or GAAP.

“Order” means any order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award that is, has been or may in the future be issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or any Contract with any Governmental Body that is, has been or may in the future be entered into in connection with any Proceeding.

“Organizational Documents” means (i) the articles of incorporation (or certificate of incorporation) of a corporation or the articles of formation (or certificate of formation) of a limited liability company, (ii) the bylaws of a corporation or the operating agreement of a limited liability company, (iii) resolutions adopted by a corporation’s board of directors or shareholders or by a limited liability company’s members or managers, and (iv) all amendments, restatements and modifications to the foregoing.

“Permit” means any: (a) permit, license, certificate, franchise, concession, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Person” means any individual, corporation, association, general partnership, limited partnership, limited liability partnership, limited liability company, venture, trust, association, firm, organization, company (including any limited liability company or joint stock company), business, entity, union, society, government (or political subdivision thereof) or governmental agency, authority or instrumentality.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard by or before, or that otherwise has involved or may involve, any Governmental Body or any arbitrator or arbitration panel.

“Representatives” of a Person shall include:

(a) such Person’s affiliates, shareholders, directors, officers, employees, agents, attorneys, accountants and representatives; and

(b) all shareholders, directors, officers, employees, agents, attorneys, accountants and representatives of each of such Person’s affiliates.

“Securities Act” means the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“Selling Shareholder Transaction Expenses” means all Transaction Expenses of the Selling Shareholder and the Company.

“Tax” means any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax-sharing agreement or similar contract.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Transaction Expense” means, with respect to any Person, all fees, costs and expenses (including all legal fees and expenses, all fees and expenses payable to any broker or finder, and all fees and expenses of any audit firm or accountants) that have been incurred in connection with the negotiating this Agreement and the consummation of the Contemplated Transactions on behalf of or for the benefit of such Person.

Section 2. Sale and Purchase of Stock.

2.1 Purchase of Stock. At the Closing, the Selling Shareholder shall sell to the Purchaser, and the Purchaser shall purchase from the Selling Shareholder, the Purchased Stock in accordance with this Agreement.

2.2 Purchase Price. Upon the terms and subject to the conditions set forth herein, in consideration of the Purchased Stock, the Purchaser shall pay $30,000 (the “Cash Purchase Price”), $10,000 of which has been previously paid (the “First Purchase Price Installment”) and the remaining balance of $20,000 payable within 30 days from the first payment (the “Cash Purchase Price”).

2.3 Transfer Taxes. Any transfer taxes, stamp duties, filing fees, registration fees, recordation expenses, escrow fees or other similar taxes, fees, charges or expenses incurred by the Selling Shareholder, the Company or any other party in connection with the transfer of the Purchased Stock to the Purchaser or in connection with any of the Contemplated Transactions shall be borne and paid exclusively by Selling Shareholder.

Section 3. Closing.

3.1 Date and Time of Closing. The closing of the Contemplated Transactions (the “Closing”) shall be implemented long distance by means of facsimile, overnight mail, telephone, telecopier and wire transfer, or by such other means and on such date and at such time or place as the parties may agree upon in writing, and shall be effective as of the close of business on the Closing Date.

3.2 Actions to be Taken by the Selling Shareholder at the Closing. The Selling Shareholder shall deliver, or cause to be delivered, the following documents to the Purchaser at Closing:

(a) the Selling Shareholder shall deliver the certificate representing the Purchased Stock, duly endorsed or accompanied by a duly executed stock power assigning the Purchased Stock to such Purchaser and otherwise in good form for transfer, such documents being sufficient to vest good title to the Purchased Stock in the Purchaser;

(b) resignations, effective as of the Closing Date, of each director and officer of the Company;

(c) a certificate of an authorized officer of the Selling Shareholder, certifying as to the accuracy as of the Closing Date of each of the representations and warranties of this Agreement and as to the performance by Selling Shareholder on or prior to the Closing Date of each of the covenants and agreements required to be performed by Selling Shareholder hereunder.

(d) the delivery of all other customary documents, instruments or certificates as shall be reasonably requested by the Purchaser and as shall be consistent with the terms of this Agreement.

3.3 Actions to be Taken by the Purchaser at the Closing. The Purchaser shall deliver, or cause to be delivered, the following to the Selling Shareholder at Closing via wire transfer:

(a) The First Purchase Price Installment;

(b) the delivery of all other customary documents, instruments or certificates as shall be reasonably requested by the Selling Shareholder and as shall be consistent with the terms of this Agreement.

Section 4. Representations and Warranties of Selling Shareholder.

As a material inducement to the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, the Selling Shareholder represents and to the Purchaser as follows:

4.1 Existence, Corporate Power and Authorization of Selling Shareholder.

(a) The Selling Shareholder is a limited liability company duly formed, validly existing and in good standing under the laws of the State of New Jersey. The Selling Shareholder has all requisite power and authority to own and operate its property and its assets, including without limitation, the Purchased Stock, and to conduct the business in which it is currently engaged, and has the power and authority to execute, deliver and perform its allegations under this Agreement. The execution, delivery and performance of this Agreement by the Selling Shareholder has been duly authorized by all necessary action on the part of the Selling Shareholder, and no other action on the part of the Selling Shareholder is necessary to authorize the consummation of the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by the Selling Shareholder and constitutes the legal, valid and binding obligation of the Selling Shareholder, enforceable against the Selling Shareholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally.

4.2 Title to Purchased Stock. The Selling Shareholder has good and valid title to the shares of Purchased Stock, free and clear of all Encumbrances. Other than this Agreement, such shares of Purchased Stock are not subject to any purchase option, call option, right of first refusal, preemptive right, subscription right, voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such shares of Purchased Stock. Other than the Purchased Stock, the Selling Shareholder does not have any other equity interests or rights to acquire equity interests in the Company.

4.3 No Conflicts. The execution and delivery by the Selling Shareholder of this Agreement, the performance of their respective obligations under this Agreement and the consummation of the Contemplated Transactions do not and shall not:

(a) Conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Selling Shareholder’s Organizational Documents;

(b) Conflict with or result in a material violation or breach of any term or provision of any law or Order applicable to the Selling Shareholder; or

(c) Conflict with or result in a material violation or breach of, or constitute a material default under, any Contract to which the Selling Shareholder is a party.

(d) Result in the creation or imposition of any Encumbrance upon any of the Purchased Stock.

4.4 Consents. No consent or approval of or registration declaration or filing with any Person or Governmental Body is required for the Selling Shareholder to enter into, deliver and perform its respective obligations under this Agreement or to consummate the Contemplated Transactions.

4.5 Proceedings. There is no Proceeding or investigation pending, or currently threatened, orally or in writing, against the Selling Shareholder that questions the validity of this Agreement or the right of the Selling Shareholder to enter into this Agreement or to consummate the Contemplated Transactions, or that either individually could reasonably be expected to result in a Material Adverse Change. The Selling Shareholder is not a party or subject to the provisions of any Order of any Governmental Body.

4.6 Brokers. Neither the Selling Shareholder or any Representative of the Selling Shareholder has retained any Person to act as a broker or agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Contemplated Transactions.

4.7 Representations and Warranties. The representations and warranties contained in this Section 4 do not contain any untrue statement of a fact or omit to state a fact necessary in order to make the statements made not misleading.

Section 5. Representations and Warranties of the Purchaser.

The Purchaser represents and warrants as follows:

5.1 Existence, Corporate Power and Authorization of Purchaser.

(a) The Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Colorado. The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized by all necessary action on the part of the Purchaser, and no other action on the part of the Purchaser is necessary to authorize the consummation of the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally.

5.2 Acquisition for Investment. Such Purchaser is acquiring the Purchased Shares for such Purchaser’s own account, for investment and not for distribution or resale to others.

5.3 Accredited Investor. Such Purchaser is an “Accredited Investor” within the meaning of Regulation D of the Securities Act.

Section 6. Covenants.

6.1 Further Assurances. At any time and from time to time from and after the Closing, the Selling Shareholder and the Purchaser shall, at the request of any of the other parties, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments and other documents and perform or cause to be performed such acts and provide such information, as may reasonably be required to evidence or effectuate the Contemplated Transactions or for the performance by the Selling Shareholder or the Purchaser of any of their other respective obligations under this Agreement.

6.2 Access to Records After Closing. From and after the Closing Date, each party hereto shall have reasonable access for a valid business purpose to inspect and copy all books and records relating to the Company that the other parties hereto may retain after the Closing Date. Such access shall be afforded by the party maintaining such records upon receipt of reasonable advance notice and during normal business hours.

6.3 Tax Matters. The following provisions shall govern the allocation of responsibility as between Purchaser and Selling Shareholder for certain tax matters following the Closing Date:

(a) The Company shall be responsible for preparing and filing all Tax Returns for Taxes other than Income Taxes for all periods ending on or prior to the Closing Date that are filed after the Closing Date.

(b) The Purchaser and the Selling Shareholder shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns (including amendments thereto) and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Selling Shareholder and the Purchaser agree (a) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Selling Shareholder, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (b) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Purchaser or the Selling Shareholder, as the case may be, shall allow the other party to take possession of such books and records.

(c) The Purchaser and the Selling Shareholder further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(d) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the Selling Shareholder when due, and the Selling Shareholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, the Purchaser shall join in the execution of any such Tax Returns and other documentation.

Section 7. Miscellaneous Provisions.

7.1 Expenses. The Purchaser hereto shall pay all of the Transaction Expenses including all the filing fees to file the Form 8-K with the SEC after the Closing and any other forms to be filed with the SEC for and after the Closing (except for Selling Shareholder’s Schedule 13D/A and Form 4 or 5).

7.2 Governing Law. This Agreement and its validity, construction and performance shall be governed in all respects by the laws of the State of New Jersey without giving effect to principles of conflicts of law.

7.3 Venue, Jurisdiction and Forum. Unless otherwise specifically provided in this Agreement, any Proceeding or other legal action relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in New Jersey. Each party to this Agreement:

(a) expressly and irrevocably consents and submits to the personal jurisdiction of each state and federal court located in New Jersey (and each appellate court located in the State of New Jersey) in connection with any such legal proceeding;

(b) agrees that each state and federal court located in New Jersey shall be deemed to be a convenient forum; and

(c) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in New Jersey, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

7.4 Notices. All notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be deemed to have been given when hand delivered, when received if sent by facsimile or by same day or overnight recognized commercial courier service addressed to the address of the parties stated below or to such changed address as such party may have fixed by notice:

To the Selling Shareholder
Getting You There, LLC
The Galleria
2 Bridge Avenue
Building 5, 1st Floor
Attention:	Virginia K. Sourlis
Facsimile:	(732) 530-9008

To the Purchaser:
Broad Street Ventures, LLC
735 Broad Street
Suite 400
Chattanooga, TN 37402
Attention:	James A. Brennan, III
Facsimile:	(423) 265-5068

provided, that any notice of change of address shall be effective only upon receipt.

7.5 Table of Contents and Headings. The table of contents of this Agreement and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

7.6 Benefit of Parties; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its respective successors, legal representatives and permitted assigns. The Agreement may not be assigned by either party except with the prior written consent of the other party. With the exception of the rights of the Indemnitees under this Agreement, nothing herein contained shall confer or is intended to confer on any third party or entity that is not a party to this Agreement any rights under this Agreement.

7.7 Representation by Counsel. Each party hereto represents and agrees with the other that it has been represented by independent counsel of its own choosing; it has had the full right and opportunity to consult with its respective attorneys and other advisors and has availed itself of this right and opportunity; its authorized officers have carefully read and fully understand this Agreement in its entirety and have had it fully explained to it by such party’s counsel; it is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and its authorized officer is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

7.8 Severability. In the event that any provision of this Agreement, or the application of such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

7.9 Entire Agreement. This Agreement sets forth the entire understanding of Purchaser and the Selling Shareholder and supersedes all other agreements and understandings among those parties relating to the subject matter hereof and thereof.

7.10 Waiver. No failure on the part of either party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

7.11 Amendments. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed on behalf of the Purchaser and the Selling Shareholder.

7.12 Counterparts and Facsimiles. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. The parties hereto may execute the signature pages hereof and exchange such signature pages by facsimile transmission.

7.13 Waiver of Jury Trial. Each party hereby waives to the fullest extent permitted by applicable Legal Requirements, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any Contemplated Transaction. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.13.

7.14 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties agree that: (a) in the event of any breach or threatened breach by any party of any covenant, obligation or other provision set forth in this Agreement, the other parties shall be entitled (in addition to any other remedy that may be available to it under this Agreement) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (ii) an injunction restraining such breach or threatened breach; and (b) no party shall be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

7.15 Interpretation of Agreement.

(a) Whenever required by the context hereof, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation.”

(c) References herein to “Sections” and “Exhibits” are intended to refer to Sections of and Exhibits to this Agreement.

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This Agreement has been duly executed and delivered by the Purchaser and the Selling Shareholder as of the date set forth above.

PURCHASER:

BROAD STREET VENTURES, LLC

By:	/s/ JAMES A. BRENNAN, III
Name:	James A. Brennan, III
Title:	Chief Executive Officer and Chairman

SELLING SHAREHOLDER:

GETTING YOU THERE, LLC

By:	/s/ VIRGINIA K. SOURLIS
Name:	Virginia K. Sourlis
Title:	Managing Member